Exhibit 99.13

NEWS RELEASE

Contact:	Richard N. Grubb,
Executive Vice President and
Chief Financial Officer
610/644-1300

FOR IMMEDIATE RELEASE

Vishay Notes Development in Shareholder Litigation Relating to Pending Siliconix Offer

                MALVERN, PENNSYLVANIA — April 25, 2005 — Vishay Intertechnology, Inc. (NYSE: VSH) indicated that, subsequent to its announcement of an agreement in principle to settle certain litigation relating to Vishay’s pending offer to acquire the common stock of Siliconix incorporated (NASDAQ: SILI) not owned by Vishay, which had been negotiated with Plaintiffs’ Lead Counsel in the consolidated action in Delaware Court of Chancery, the plaintiff in the purported class action making similar allegations in California state court filed, on April 22, 2005, a first amended complaint as well as a motion for a preliminary injunction to enjoin the tender offer and an ex parte application for expedited discovery and an expedited hearing on the preliminary injunction motion.  The ex parte application is scheduled to be heard on April 25, 2005.  Vishay expects to file its opposition to this application on April 25, 2005, as well.

                Vishay Intertechnology, Inc., a Fortune 1,000 Company listed on the NYSE (VSH), is one of the world’s largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics) and selected ICs, and passive electronic components (resistors, capacitors, inductors, and transducers). Vishay’s components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 25,000 people. Vishay can be found on the Internet at http://www.vishay.com.

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